

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 15, 2016

<u>Via E-mail</u>
Mrs. Kimberly Springsteen-Abbott
Chief Executive Officer
Commonwealth Income & Growth Fund IV
17755 US Highway 19 North, Suite 400
Clearwater, FL 33764

     RE: **Commonwealth Income & Growth Fund IV**
               Form 10-K for the Year Ended December 31, 2015
               Filed March 30, 2016
               Form 10-Q for the Period Ended September 30, 2016
               Filed November 14, 2016
               File No. 333-62526

Dear Mrs. Springsteen-Abbott:

      We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

<u>Form 10-Q for the Period Ended September 30, 2016</u>

<u>Signatures, page 26</u>

1.   We note that Kimberly Springsteen-Abbott has signed this Form 10-Q in the capacity of Chief Executive Officer of Commonwealth Income & Growth Fund, Inc. (General Partner). She has also signed the certifications in Exhibits 31.1, 31.2, 32.1 and 32.2 in the capacity of Chief Executive Officer and Principal Financial Officer of Commonwealth Income & Growth Fund IV. Given that she has been barred from the securities industry by FINRA effective August 23, 2016, and has resigned as Chief Executive Officer, Chief Compliance Officer and President of Commonwealth Capital Securities Corp., please tell us how you determined that it is appropriate for her to continue to sign periodic filings in the capacity of Chief Executive Officer and Principal

Financial Officer. Please tell us what consideration you gave as to whether there are any restrictions in signing SEC filings and the possible appearance issue in signing filings after the effective date of the FINRA bar. We note that Kimberly Springsteen-Abbott also signed the Form 8-K filed on August 26, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeffrey Gordon, Staff Accountant at (202) 551-3866 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction